

## Entity Profile Information

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | NFA MEMBER APPROVED | 11/15/2013 |
| | EXEMPT FOREIGN FIRM APPROVED | 11/20/1998 |
| | | |
| | NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG** | |
| | PRINCIPAL APPROVED | 04/24/2019 |

## Status History Information

| Status | Effective Date |
|---|---|
| SWAP DEALER REGISTERED | 08/15/2023 |
| NFA MEMBER APPROVED | 11/15/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 10/09/2013 |
| NFA MEMBER PENDING | 10/02/2013 |
| SWAP DEALER PENDING | 10/02/2013 |
| EXEMPT FOREIGN FIRM APPROVED | 11/20/1998 |
| EXEMPT FOREIGN FIRM PENDING | 11/11/1998 |

NFA ID 0519517 **CITIGROUP GLOBAL MARKETS EUROPE AG**

| | |
|---|---|
| PRINCIPAL APPROVED | 04/24/2019 |
| PRINCIPAL PENDING | 04/23/2019 |

## Outstanding Requirements

Annual Due Date: 12/1/2026

ANNUAL MEMBERSHIP DUES REQUIRED FOR 6/1/2026

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2026

FIRM DISCIPLINARY INFORMATION IN REVIEW

## Disciplined Employee Summary

## Exempt Foreign Firm Information

| NFA ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| 0002026 | CITIGROUP GLOBAL MARKETS INC | 10/1/2012 | |

| NFA ID | Regulator Name | Start Date | End Date |
|---|---|---|---|
| 0316743 | FINANCIAL CONDUCT AUTHORITY | 11/20/1998 | |

| NFA ID | Doing Business With | Start Date | End Date |
|---|---|---|---|
| 0443305 | EFFISSIMO CAPITAL MANAGEMENT PTE LTD | 4/16/2020 | |
| 0495157 | EFFISSIMO PARTNERS | 4/16/2020 | |
| 0488686 | PEARL DIVER CAPITAL LLP | 8/17/2015 | 4/9/2019 |
| 0461493 | JUPITER INVESTMENT MANAGEMENT LIMITED | 12/11/2013 | 2/14/2023 |
| 0461442 | ICAP ENERGY AS | 4/29/2013 | |
| 0459466 | ENTERPRISE COMMODITY SERVICES LIMITED | 3/7/2013 | 9/4/2013 |
| 0410306 | NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD | 12/28/2012 | 1/7/2015 |
| 0318217 | PVM OIL ASSOCIATES LTD | 10/26/2012 | 12/5/2013 |
| 0303496 | SOCIETE GENERALE | 7/20/2011 | |
| 0411526 | MAKO FINANCIAL MARKETS PARTNERSHIP LLP | 9/10/2009 | 12/5/2025 |

| Exemption Category | Exemption Type | Statement Date |
|---|---|---|
| FUTURES COMMISSION MERCHANT | 30.10 | 9/30/1998 |



## Business Information

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| Name | **CITIGROUP GLOBAL MARKETS LIMITED** |
| Form of Organization | **CORPORATION** |
| Country | **UNITED KINGDOM** |
| Federal EIN | **Not provided** |

**Business Address**

| | |
|---|---|
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone Number | **+44 20 7508 8000** |
| Fax Number | **Not provided** |
| Email | **Not provided** |
| Website/URL | **Not provided** |
| CRD/IARD ID | **Not provided** |



## Exempt Foreign Firm Contact Information

### Exempt Foreign Firm Contact Address

| | |
|---|---|
| First Name | **SUMANA** |
| Last Name | **SINHA** |
| Title | **GLOBAL EXPENSES MANAGEMENT TEAM** |
| Street Address 1 | **CITIGROUP CENTRE 1 5TH FLOOR** |
| Street Address 2 | **33 CANADA SQUARE** |
| City | **CANARY WHARF** |
| Province | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone | **011-44-207-986-6327** |
| Email | **TRADING.EXPENSES@CITI.COM** |



## Other Names

**SALOMON BROTHERS INTERNATIONAL LIMITED**
**ALIAS**


**SALOMON BROTHERS INTERNATIONAL LTD**
**DBA        NOT IN USE**



## Location of Business Records

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |



## U.S. Address for the Production of Business Records

| | |
|---|---|
| Office Of | **CITIGROUP GLOBAL MARKETS INC.** |
| Street Address 1 | **388 GREENWICH STREET** |
| Street Address 2 | **ATTENTION: LEGAL & COMPLIANCE** |
| City | **NEW YORK** |
| State | **NEW YORK** |
| Zip/Postal Code | **10013** |



## Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | **0538968** |
| Name | **CLARK, SALLY** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **08-06-2021** |

| | |
|---|---|
| NFA ID | **0484489** |
| Name | **FALL, WILLIAM** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **08-06-2021** |

| | |
|---|---|
| NFA ID | **0578461** |
| Name | **FINDLEY, SILAS JOHN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **PENDING** |
| Effective Date | **05-22-2026** |

| | |
|---|---|
| NFA ID | **0519823** |
| Name | **FLOWERDAY, DAVID LEONARD** |
| TItle(s) | **CHIEF COMPLIANCE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-18-2019** |

| | |
|---|---|
| NFA ID | **0577739** |
| Name | **JOSHI, NIKHIL** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-22-2026** |

| | |
|---|---|
| NFA ID | **0515303** |
| Name | **KANE, NICOLA** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-29-2024** |

| | |
|---|---|
| NFA ID | **0559796** |
| Name | **LEE, TIINA LE SEONG** |
| TItle(s) | **CHIEF EXECUTIVE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-02-2024** |

| | |
|---|---|
| NFA ID | **0522954** |
| Name | **MORTON, ANDREW JOHN** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-24-2020** |

| | |
|---|---|
| NFA ID | **0485735** |
| Name | **MOULDS, JONATHAN PAUL** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-08-2022** |

| | |
|---|---|
| NFA ID | **0553314** |
| Name | **PLUNKETT, IAIN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-02-2023** |

| | |
|---|---|
| NFA ID | **0551559** |
| Name | **RAJA, AMIT ANIL** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |

| | |
|---|---|
| Effective Date | **11-25-2022** |

| | |
|---|---|
| NFA ID | **0556290** |
| Name | **SEN GOSAIN, MANJIRA** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-23-2023** |

| | |
|---|---|
| NFA ID | **0577102** |
| Name | **SINGH, GAGANDEEP** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-22-2026** |

| | |
|---|---|
| NFA ID | **0520000** |
| Name | **VON KOSKULL, CASPER WILHELM** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-09-2024** |

**Holding Company Information**

| | |
|---|---|
| NFA ID | **0388448** |
| Full Name | **CITIGROUP INC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **02-27-2014** |



## Principal Name and Financial Interest

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED



## Non-U.S. Regulator Information

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

### List of Non-U.S. Regulator(s) During The Past 5 Years

| Country | Regulator Name |
| --- | --- |
| ISRAEL | ISRAEL SECURITIES AUTHORITY |
| UNITED ARAB EMIRATES | DUBAI FINANCIAL SERVICES AUTHORITY |
| SWITZERLAND | SWISS FINANCIAL MARKET SUPERVISORY AUTHORITY (FINMA) |
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY (FCA) |
| UNITED KINGDOM | PRUDENTIAL REGULATION AUTHORITY (PRA) |



## Agent Information

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

**Current Agent**

| Agent ID | Agent Name | Start Date |
|---|---|---|
| 0002026 | CITIGROUP GLOBAL MARKETS INC | 10/1/2012 |

**Agent History**

| Agent ID | Agent Name | Start Date | End Date |
|---|---|---|---|
| No information available | | | |



## Doing Business With

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

### Doing Business With - Current

| NFA ID | Name | Start Date |
|--------|------|------------|
| No Information Available | | |

### Doing Business With - History

| NFA ID | Name | Start Date | End Date |
|--------|------|------------|----------|
| No Information Available | | | |



## Disciplinary Information - Criminal Disclosures

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

**THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:**

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

**THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.**

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A


Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

**No**

Question B


Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

**No**

Question C


Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

**No**



## Disciplinary Information - Regulatory Disclosures

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

**No**

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

**Yes**

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

**No**

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

**Yes**

Question H


Are any of the orders or other agreements described in Question G currently in effect against the firm?

**No**

Question I


Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

**No**



## Disciplinary Information - Financial Disclosures

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

**Yes**



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## Disciplinary Information - Criminal Disclosure Matter Summary

**NFA ID**  | 0291281 |  | CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

**+ Add DMP**

 **Archived Criminal Disclosure Matter Summary**

There are currently no archived DMPs.



**DMP Filing System**

- Entity Profile Information
- Criminal Disclosure Matter Summary
- Regulatory Disclosure Matter Summary
- Financial Disclosure Matter Summary

**NFA ID** 0291281 🔍 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

➕ Add DMP

### Current Regulatory Disclosure Matter Summary (8 DMPs)

| 100 ∨ | entries per page | | | | | Search: | |
|---|---|---|---|---|---|---|---|

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| E | 21550 | 06/17/2026 | THE COMMISSIONE NAZIONALE PER LE SOCIETÀ E LA BORSA (CONSOB: ITALIAN COMPANIES AND EXCHANGE COMMISSI 000 | FINAL | 10/2024 | | |
| E | 21139 | 10/30/2025 | THE KOREAN FSC 122024 | FINAL | 12/2024 | | |
| E | 20777 | 03/17/2025 | COMPETITION AND MARKETS AUTHORITY (CMA) NOT APPLICABLE | FINAL | 2/2025 | | |
| | 15096 | 06/07/2019 | JUNE 2019, FINANCIAL SERVICES AGENCY OF JAPAN | | | | |
| | 15095 | 03/19/2017 | GERMAN EQUITIES – DELAY IN FILING DISCLOSURES | | | | |
| | 15099 | 10/30/2013 | MTS TRADING SUSPENSION 2005 | | | | |
| | 15098 | 10/30/2013 | LATE DISCLOSURE OF SUBSTANTIAL SHAREHOLDING IN SINGAPORE LISTED SECURITIES | | | | |
| | 15097 | 10/02/2013 | 2009 - CONSOB AND BREACH OF SHORT-SELLING RULES | | | | |





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# Disciplinary Information - Financial Disclosure Matter Summary

**NFA ID** 0291281 CITIGROUP GLOBAL MARKETS LIMITED

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

+ Add DMP

**Current Financial Disclosure Matter Summary (2 DMPs)**

100 entries per page

Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 15100 | 10/02/2013 | LEHMAN BROTHERS BANKRUPTCY PROCEEDINGS | | | | |
| | 15101 | 10/02/2013 | TRIBUNE COMPANY BANKRUPTCY | | | | |

### Archived Financial Disclosure Matter Summary

There are currently no archived DMPs.



## Registration Contact Information

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| First Name | **LESLIE** |
| Last Name | **COOMBS** |
| Street Address 1 | **40 BANK STREET** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5NR** |
| Country | **UNITED KINGDOM** |
| Phone | **N/A** |
| Email | **LESLIE.COOMBS@CITI.COM** |



## Enforcement/Compliance Communication Contact Information

Viewed on June 25, 2026

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

| | |
|---|---|
| First Name | **TOBY** |
| Last Name | **GREEN** |
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone | **N/A** |
| Email | **TOBY.GREEN@CITI.COM** |

| | |
|---|---|
| First Name | **ANDREW** |
| Last Name | **MCGUIRE** |
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 2795** |
| Email | **ANDREW.MCGUIRE@CITI.COM** |



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Membership Information

**NFA ID**   0291281   🔍     **CITIGROUP GLOBAL MARKETS LIMITED**

Printer Friendly Version

To make changes click Update.

Update

Indicate the category in which the Member intends to vote on NFA membership matters.*

○ Swap Dealer

# U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below?*

◉ Yes   ○ No

If yes, check all that apply:

- ☐ THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
- ☐ THE FARM CREDIT ADMINISTRATION
- ☐ THE FEDERAL DEPOSIT INSURANCE CORPORATION
- ☐ THE FEDERAL HOUSING FINANCE AGENCY
- ☐ THE OFFICE OF THE COMPTROLLER OF THE CURRENCY
- ☑ THE SECURITIES AND EXCHANGE COMMISSION



## Membership Contact Information

### Membership Contact

| | |
|---|---|
| First Name | **LESLIE** |
| Last Name | **COOMBS** |
| Street Address 1 | **40 BANK STREET** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5NR** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 4987** |
| Email | **LESLIE.COOMBS@CITI.COM** |

### Accounting Contact

| | |
|---|---|
| First Name | **LESLIE** |
| Last Name | **COOMBS** |
| Street Address 1 | **40 BANK STREET** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5NR** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 4987** |
| Email | **LESLIE.COOMBS@CITI.COM** |

**Arbitration Contact**

| | |
|---|---|
| First Name | **ANDREW** |
| Last Name | **LOVE** |
| Street Address 1 | **40 BANK STREET** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5NR** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 9080** |
| Email | **ANDREW.LOVE@CITI.COM** |

**Compliance Contact**

| | |
|---|---|
| First Name | **ANDREW** |
| Last Name | **MCGUIRE** |
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 2795** |
| Email | **ANDREW.MCGUIRE@CITI.COM** |

**Chief Compliance Officer Contact**

| | |
|---|---|
| First Name | **DAVID** |
| Last Name | **FLOWERDAY** |
| Street Address 1 | **33 CANADA SQUARE** |
| City | **LONDON** |
| Zip/Postal Code | **E14 5LB** |
| Country | **UNITED KINGDOM** |
| Phone | **+44 20 7508 6939** |
| Email | **DAVID.FLOWERDAY@CITI.COM** |



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# Filing History

Click on the Form Message link to see details.

Entity Profile Information

**Entity ID** 0291281 **CITIGROUP GLOBAL MARKETS LIMITED**

**Sponsor ID** SPONSOR ID

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| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2026-06-17 | | FIRM REGULATORY DMP ADDED - 21550 | BROWNZ |
| 2025-11-28 | | ANNUAL REGISTRATION UPDATE FILED | BROWNZ |
| 2025-10-30 | | FIRM REGULATORY DMP ADDED - 21139 | BROWNZ |
| 2025-03-28 | | FIRM REGULATORY DMP ADDED - 20821 | DAVIESL1 |
| 2025-03-17 | | FIRM REGULATORY DMP ADDED - 20777 | DAVIESL1 |
| 2024-11-29 | | ANNUAL REGISTRATION UPDATE FILED | BROWNZ |
| 2024-08-08 | | FIRM REGULATORY DMP ADDED - 20145 | DAVIESL1 |
| 2023-12-20 | | ANNUAL REGISTRATION UPDATE FILED | BROWNZ |
| 2023-11-30 | | BUSINESS LOCATIONS CHANGED | BROWNZ |
| 2022-10-24 | | FIRM REGULATORY DMP ADDED - 18410 | BROWNZ |

**Entity ID** 0291281 **CITIGROUP GLOBAL MARKETS LIMITED**

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| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2022-01-20 | | BUSINESS LOCATIONS CHANGED | WARDJ |
| 2019-12-02 | | FIRM REGULATORY DMP ADDED - 16829 | LOVEA |
| 2019-06-07 | | FIRM REGULATORY MATTER INFORMATION FILED | LOVEA |
| 2019-06-07 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | LOVEA |
| 2017-11-22 | | BUSINESS LOCATIONS CHANGED | LOVEA |
| 2017-03-19 | | FIRM REGULATORY MATTER INFORMATION FILED | LOVEA |
| 2016-08-24 | | BUSINESS LOCATIONS CHANGED | LOVEA |
| 2016-03-18 | | BUSINESS LOCATIONS CHANGED | LOVEA |
| 2014-05-07 | | BUSINESS LOCATIONS CHANGED | LOVEA |
| 2013-10-30 | | FIRM REGULATORY MATTER INFORMATION FILED | LOVEA |

Showing 11 to 20 of 29 entries

« ‹ 1 2 3 › »



Entity Profile Information

| | | | |
|---|---|---|---|
| **Entity ID** | 0291281 | **CITIGROUP GLOBAL MARKETS LIMITED** | Clear |
| **Sponsor ID** | SPONSOR ID | | |

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| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2013-10-30 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES | LOVEA |
| 2013-10-30 | | FIRM REGULATORY MATTER INFORMATION FILED | LOVEA |
| 2013-10-30 | | FIRM REGULATORY DISCLOSURE QUESTION E CHANGED | LOVEA |
| 2013-10-30 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | LOVEA |
| 2013-10-02 | | FIRM APPLICATION FILED | LOVEA |
| 2011-10-06 | | BUSINESS LOCATIONS CHANGED | NFICCDM |
| 2004-11-02 | | BUSINESS LOCATIONS CHANGED | NFICCZK |
| 2003-04-07 | | FORM OF ORGANIZATION CHANGED | NFRGYXC |
| 2003-04-07 | | FIRM NAME CHANGED | NFRGYXC |

Showing 21 to 29 of 29 entries

« ‹ 1 2 3 › »



**Online Registration System**

# Filing History

Click on the Form Message link to see details.

Entity Profile Information



| Entity ID | 0291281 | CITIGROUP GLOBAL MARKETS LIMITED | | | Form Message: | | Filter |
| Sponsor ID | SPONSOR ID | | Clear | | Start Date: | | Clear |
| | | | | | End Date: | | |

10 ✕ entries per page                                                                 Search:

| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2026-06-17 | | FIRM REGULATORY DMP ADDED - 21550 | BROWNZ |
| 2025-11-28 | | ANNUAL REGISTRATION UPDATE FILED | BROWNZ |
| 2025-10-30 | | FIRM REGULATORY DMP ADDED - 21139 | BROWNZ |
| 2025-03-28 | | FIRM REGULATORY DMP ADDED - 20821 | DAVIESL1 |
| 2025-03-17 | | FIRM REGULATORY DMP ADDED - 20777 | DAVIESL1 |
| 2024-11-29 | | ANNUAL REGISTRATION UPDATE FILED | BROWNZ |
| 2024-08-08 | | FIRM REGULATORY DMP ADDED - 20145 | DAVIESL1 |
| 2023-12-20 | | ANNUAL REGISTRATION UPDATE FILED | BROWNZ |
| 2023-11-30 | | BUSINESS LOCATIONS CHANGED | BROWNZ |
| 2022-10-24 | | FIRM REGULATORY DMP ADDED - 18410 | BROWNZ |



| Entity ID | 0291281 | CITIGROUP GLOBAL MARKETS LIMITED | | | Form Message: | | Filter |
| Sponsor ID | SPONSOR ID | | Clear | | Start Date: | | Clear |
| | | | | | End Date: | | |

10 ✕ entries per page                                                                 Search:

| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2022-01-20 | | BUSINESS LOCATIONS CHANGED | WARDJ |
| 2019-12-02 | | FIRM REGULATORY DMP ADDED - 16829 | LOVEA |
| 2019-06-07 | | FIRM REGULATORY MATTER INFORMATION FILED | LOVEA |
| 2019-06-07 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | LOVEA |
| 2017-11-22 | | BUSINESS LOCATIONS CHANGED | LOVEA |
| 2017-03-19 | | FIRM REGULATORY MATTER INFORMATION FILED | LOVEA |
| 2016-08-24 | | BUSINESS LOCATIONS CHANGED | LOVEA |
| 2016-03-18 | | BUSINESS LOCATIONS CHANGED | LOVEA |
| 2014-05-07 | | BUSINESS LOCATIONS CHANGED | LOVEA |
| 2013-10-30 | | FIRM REGULATORY MATTER INFORMATION FILED | LOVEA |

Showing 11 to 20 of 29 entries                                            « ‹ 1 **2** 3 › »



| | | | | |
|---|---|---|---|---|
| **Entity ID** | 0291281 | **CITIGROUP GLOBAL MARKETS LIMITED** | 🔍 | **Form Message:** ⌄ Filter |
| **Sponsor ID** | SPONSOR ID | | Clear | **Start Date:** Clear |
| | | | | **End Date:** |

| 10 ⌄ entries per page | | | Search: | |
|---|---|---|---|---|
| **PROCESS DATE** ⇅ | **SPONSOR ID** ⇅ | **FORM MESSAGE** | ⇅ | **USER NAME** ⇅ |
| 2013-10-30 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES | | LOVEA |
| 2013-10-30 | | FIRM REGULATORY MATTER INFORMATION FILED | | LOVEA |
| 2013-10-30 | | FIRM REGULATORY DISCLOSURE QUESTION E CHANGED | | LOVEA |
| 2013-10-30 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | | LOVEA |
| 2013-10-02 | | FIRM APPLICATION FILED | | LOVEA |
| 2011-10-06 | | BUSINESS LOCATIONS CHANGED | | NFICCDM |
| 2004-11-02 | | BUSINESS LOCATIONS CHANGED | | NFICCZK |
| 2003-04-07 | | FORM OF ORGANIZATION CHANGED | | NFRGYXC |
| 2003-04-07 | | FIRM NAME CHANGED | | NFRGYXC |

Showing 21 to 29 of 29 entries

« ‹ 1 2 3 › »